Exhibit 107

Calculation of registration fee

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities

Fees to Be Paid	Debt	6.196% Fixed-to-Floating Rate Senior Notes due 2029	Rule 457(r)	$1,300,000,000	100%	$1,300,000,000	$147.60 per million	$191,880